Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

GigaMedia Limited:

We consent to the incorporation by reference in the registration statements (No. 333-148663, No. 333-142963, No. 333-119616, No. 333-160535 and No. 333-168123) on Form S-8 of GigaMedia Limited of our report dated April 26, 2017, with respect to the consolidated balance sheets of GigaMedia Limited as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, which appears in the December 31, 2016 annual report on Form 20-F of GigaMedia Limited.

/s/ KPMG

Taipei, Taiwan (the Republic of China)

April 26, 2017